Exhibit 99.1

ASUR Announces Total Passenger Traffic for June 2020

On a YoY basis, passenger traffic decreased 90.4% in Mexico, 75.9% in Puerto Rico and 99.8% in Colombia

MEXICO CITY, July 6, 2020 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that total passenger traffic for June 2020 decreased 89.7% when compared to June 2019. Passenger traffic decreased 90.4% in Mexico, 75.9% in Puerto Rico and 99.8% in Colombia, impacted by severe downturns in business and leisure travel stemming from the COVID-19 pandemic.

This announcement reflects comparisons between June 1 through June 30, 2020 and from June 1 through June 30, 2019. Transit and general aviation passengers are excluded for Mexico and Colombia.

Passenger Traffic Summary
	June		% Chg	Year to date		% Chg
	2019	2020		2019	2020
Mexico	2,887,405	278,443	(90.4)	17,450,634	8,524,880	(51.1)
Domestic Traffic	1,419,994	229,108	(83.9)	7,897,876	3,974,470	(49.7)
International Traffic	1,467,411	49,335	(96.6)	9,552,758	4,550,410	(52.4)
San Juan, Puerto Rico	888,007	214,008	(75.9)	4,717,808	2,542,116	(46.1)
Domestic Traffic	779,040	211,203	(72.9)	4,216,167	2,332,728	(44.7)
International Traffic	108,967	2,805	(97.4)	501,641	209,388	(58.3)
Colombia	1,036,748	2,544	(99.8)	5,614,966	2,675,050	(52.4)
Domestic Traffic	859,643	1,292	(99.8)	4,757,830	2,274,472	(52.2)
International Traffic	177,105	1,252	(99.3)	857,136	400,578	(53.3)
Total Traffic	4,812,160	494,995	(89.7)	27,783,408	13,742,046	(50.5)
Domestic Traffic	3,058,677	441,603	(85.6)	16,871,873	8,581,670	(49.1)
International Traffic	1,753,483	53,392	(97.0)	10,911,535	5,160,376	(52.7)

As announced on March 23, 2020, neither Mexico nor Puerto Rico have issued flight restrictions, to date. In Puerto Rico, the FAA has accepted a request from the Governor of Puerto Rico that all flights bound to Puerto Rico land at LMM Airport, which is operated by ASUR's subsidiary Aerostar, and that all passengers be screened by representatives of the Puerto Rico Health Department. As a result, the LMM airport remains open and operating, albeit with substantially reduced flight and passenger volumes. Mexico and/or the United States may issue flight restrictions similar to those issued in other parts of the world, which would cause a significant further reduction in ASUR's operations.

In addition, Decree 439, issued by the Government of Colombia on March 20, 2020, suspended all incoming international flights, including connecting flights in Colombia, for 30 days, starting March 23, 2020. Moreover, Decree 457, issued on March 22, 2020, mandated preventive isolation as well as the suspension of domestic air travel in Colombia from March 25 to April 13, 2020. On April 8, 2020, Decree 531 suspended domestic air travel starting April 13 until April 27, 2020. This order was subsequently extended in several instances through July 1, 2020, with the exception of humanitarian emergencies, transportation of cargo and goods, and fortuitous events or force majeure.

The Colombian Government resumed domestic flights in July, 2020, starting with pilot tests for domestic routes between cities with a low level of contagion. The government also delegated to the municipal administrations the power to request to the Ministry of the Interior, the Ministry of Transport and the Aerocivil (aeronautical authority in Colombia), the approval to resume domestic flights, with both municipalities required to agree in order to restart such flights. As of today, the Rionegro (MDE) and Medellin (EOH) airports have not yet resumed domestic flights. Recently, the government also announced that Colombia's airports will reopen to international flights on September 1, 2020.

Mexico Passenger Traffic
		June		% Chg	Year to date		% Chg
		2019	2020		2019	2020
Domestic Traffic		1,419,994	229,108	(83.9)	7,897,876	3,974,470	(49.7)
CUN	Cancun	781,998	131,001	(83.2)	4,219,050	2,033,084	(51.8)
CZM	Cozumel	18,770	387	(97.9)	98,229	38,287	(61.0)
HUX	Huatulco	67,364	2,568	(96.2)	369,708	151,212	(59.1)
MID	Merida	210,980	30,645	(85.5)	1,228,490	646,982	(47.3)
MTT	Minatitlan	12,122	2,037	(83.2)	70,619	33,684	(52.3)
OAX	Oaxaca	81,471	13,206	(83.8)	467,244	288,964	(38.2)
TAP	Tapachula	30,743	10,433	(66.1)	180,920	120,804	(33.2)
VER	Veracruz	116,455	19,501	(83.3)	671,981	348,226	(48.2)
VSA	Villahermosa	100,091	19,330	(80.7)	591,635	313,227	(47.1)
International Traffic		1,467,411	49,335	(96.6)	9,552,758	4,550,410	(52.4)
CUN	Cancun	1,400,407	44,418	(96.8)	8,995,343	4,209,900	(53.2)
CZM	Cozumel	26,475	1,812	(93.2)	229,186	130,601	(43.0)
HUX	Huatulco	3,374	95	(97.2)	101,068	77,397	(23.4)
MID	Merida	16,394	1,393	(91.5)	106,672	62,754	(41.2)
MTT	Minatitlan	690	12	(98.3)	3,725	1,955	(47.5)
OAX	Oaxaca	11,570	178	(98.5)	68,157	40,433	(40.7)
TAP	Tapachula	1,214	134	(89.0)	6,370	3,680	(42.2)
VER	Veracruz	5,622	197	(96.5)	32,406	15,965	(50.7)
VSA	Villahermosa	1,665	1,096	(34.2)	9,831	7,725	(21.4)
Traffic Total Mexico		2,887,405	278,443	(90.4)	17,450,634	8,524,880	(51.1)
CUN	Cancun	2,182,405	175,419	(92.0)	13,214,393	6,242,984	(52.8)
CZM	Cozumel	45,245	2,199	(95.1)	327,415	168,888	(48.4)
HUX	Huatulco	70,738	2,663	(96.2)	470,776	228,609	(51.4)
MID	Merida	227,374	32,038	(85.9)	1,335,162	709,736	(46.8)
MTT	Minatitlan	12,812	2,049	(84.0)	74,344	35,639	(52.1)
OAX	Oaxaca	93,041	13,384	(85.6)	535,401	329,397	(38.5)
TAP	Tapachula	31,957	10,567	(66.9)	187,290	124,484	(33.5)
VER	Veracruz	122,077	19,698	(83.9)	704,387	364,191	(48.3)
VSA	Villahermosa	101,756	20,426	(79.9)	601,466	320,952	(46.6)

US Passenger Traffic, San Juan Airport (LMM)
		June		% Chg	Year to date		% Chg
		2019	2020		2019	2020
SJU Total		888,007	214,008	(75.9)	4,717,808	2,542,116	(46.1)
Domestic Traffic		779,040	211,203	(72.9)	4,216,167	2,332,728	(44.7)
International Traffic		108,967	2,805	(97.4)	501,641	209,388	(58.3)

Colombia Passenger Traffic Airplan
		June		% Chg	Year to date		% Chg
		2019	2020		2019	2020
Domestic Traffic		859,643	1,292	(99.8)	4,757,830	2,274,472	(52.2)
MDE	Rionegro	627,764	345	(99.9)	3,445,225	1,623,659	(52.9)
EOH	Medellin	90,404	536	(99.4)	509,668	243,648	(52.2)
MTR	Monteria	81,985	155	(99.8)	472,767	259,634	(45.1)
APO	Carepa	18,862	72	(99.6)	104,357	50,493	(51.6)
UIB	Quibdo	32,905	178	(99.5)	180,079	83,763	(53.5)
CZU	Corozal	7,723	6	(99.9)	45,734	13,275	(71.0)
International Traffic		177,105	1,252	(99.3)	857,136	400,578	(53.3)
MDE	Rionegro	177,105	1,252	(99.3)	857,136	400,578	(53.3)
EOH	Medellin	-	-		-	-
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,036,748	2,544	(99.8)	5,614,966	2,675,050	(52.4)
MDE	Rionegro	804,869	1,597	(99.8)	4,302,361	2,024,237	(53.0)
EOH	Medellin	90,404	536	(99.4)	509,668	243,648	(52.2)
MTR	Monteria	81,985	155	(99.8)	472,767	259,634	(45.1)
APO	Carepa	18,862	72	(99.6)	104,357	50,493	(51.6)
UIB	Quibdo	32,905	178	(99.5)	180,079	83,763	(53.5)
CZU	Corozal	7,723	6	(99.9)	45,734	13,275	(71.0)

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

CONTACT: ASUR, Lic. Adolfo Castro, +52-55-5284-0408, acastro@asur.com.mx InspIR Group, Susan Borinelli, +1-646-330-5907, susan@inspirgroup.com